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_________________________

JEREMY SENDERWICZ

jeremy.senderwicz@dechert.com
+1 212 641 5669 Direct
+1 212 698 3599 Fax

August 10, 2017

VIA EDGAR

Ms. Valerie Lithotomos
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910) (the “Trust”)
Dear Ms. Lithotomos:
Thank you for your telephonic comments concerning Post-Effective Amendment No. 309 to the Trust’s registration statement on Form N‑1A (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on March 15, 2017 (the “Amendment”) for the purpose of registering the Guggenheim S&P BSE MidCap Select India ETF and Guggenheim S&P BSE SENSEX India ETF, each a new series of the Trust (each, a “Fund” and collectively, the “Funds”). Below, we describe the changes made to the Registration Statement in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) and provide any responses to or any supplemental explanations of such comments, as requested. These changes are reflected in a post-effective amendment to the Registration Statement, which has been filed via EDGAR. Capitalized terms used, but not defined herein, shall have the meaning ascribed to them in the Amendment.
PROSPECTUS - ALL FUNDS:
Comment 1.    Please confirm that the operation of each Fund will comply with the terms and conditions of the Trust’s exemptive relief from the SEC, as applicable.
Response 1.    The Trust hereby confirms that, to the best of its knowledge, the operation of each Fund will comply with the terms and conditions of the Trust’s exemptive relief from the SEC, as applicable.

Ms. Valerie Lithotomos August 10, 2017 Page 2

Comment 2.    Please supplementally confirm that the Index Provider is not affiliated with the Funds.
Response 2.    The Trust confirms that the Index Provider is not affiliated with the Funds.
Comment 3.    Please confirm that the Investment Adviser has not contractually agreed to waive fees and/or reimburse expenses incurred by each Fund to the extent necessary to prevent the operating expenses of a Fund from exceeding an expense cap, subject to recoupment by the Investment Adviser.
Response 3.    The Trust hereby confirms that the Investment Adviser has not agreed to any such waiver and/or reimbursement arrangement.
Comment 4.    Please disclose the criteria that the Indexes use to determine whether the companies included in an Index are sufficiently tied economically to India.
Response 4.    The criteria that the Indexes use to determine whether the companies included in an Index are sufficiently tied economically to India are that the companies included in an Index must be domiciled in India and trade on the Bombay Stock Exchange (BSE).
Comment 5.    Please supplementally clarify and confirm that there is no conflict between the following sentences contained in the second paragraph in each Fund’s “Principal Investment Strategies” section:
The Fund has adopted a policy that requires the Fund to provide shareholders with     at least 60 days’ notice prior to any material change in this policy or the Index. The     Board of Trustees (the "Board") of Claymore Exchange-Traded Fund Trust 2 (the     "Trust") may change the Fund’s investment strategy and other policies without     shareholder approval, except as otherwise indicated.
Response 5.    The Trust confirms that the above-referenced disclosures are not in conflict with each other. Each Fund will provide at least 60 days’ notice to shareholders prior to any material change in its 80% policy or to its Index, but the Fund’s Board may generally change the Fund’s investment strategy and other policies without obtaining shareholder approval.

Ms. Valerie Lithotomos August 10, 2017 Page 3

Comment 6.    In the “Principal Investment Strategies” and “Principal Risks” sections of the Funds’ Prospectus, please disclose the sectors that represent a substantial portion of each Fund’s Index and include related risk disclosure.
Response 6.    The disclosure has been revised accordingly.
Comment 7.    As the Funds invest in Indian securities, please disclose in the Prospectus that the value of the securities held by the Fund may change on days when the Fund does not price its shares.
Response 7.    The Trust discloses that foreign securities “may trade in their primary markets on weekends or other days when a Fund does not price its Shares” in the “How to Buy and Sell Shares-Pricing Fund Shares” section of the Prospectus.
Comment 8.    Please confirm whether “Currency Fluctuation and Conversion Risk” included in the “Descriptions of Risks” section should be included as a principal risk of each Fund in the summary prospectus section.
Response 8.    The Trust confirms that the risk factor “Foreign Securities and Currency Risk” in each Fund’s “Principal Risks” section of its prospectus summary already discloses that the risks associated with foreign currency are principal ones.
Comment 9.    Please confirm whether the Funds intend to establish a subsidiary in the Republic of Mauritius.
Response 9.    The Trust confirms that the Funds do not intend to establish a subsidiary in the Republic of Mauritius. As disclosed in the “Tax Comparative Risk” in each Fund’s “Principal Risks” section, although most other ETFs which invest in Indian securities currently do so through a subsidiary established in the Republic of Mauritius in order to take advantage of a tax treaty between India and Mauritius, this tax treaty has been amended in a manner which phases out many of its benefits.
Comment 10.    In each Fund’s “Principal Risks” section, please disclose the risks associated with the Fund’s investments in India.
Response 10.    The Trust currently discloses the risks associated with the Fund’s investments in India in each Fund’s “Principal Risks-Geographic Focus Risk-India” section.

Ms. Valerie Lithotomos August 10, 2017 Page 4

Comment 11.    The “Descriptions of Risks” section contains “Derivatives Risk.” Please confirm whether the Funds intend to invest in derivatives to an extent that would make disclosure appropriate in each Fund’s “Principal Investment Strategies” and “Principal Risks” sections.
Response 11.    The Trust hereby confirms that no Fund intends to invest in derivatives to an extent that would make disclosure appropriate in each Fund’s “Principal Investment Strategies” and “Principal Risks” sections.
Comment 12.    In each Fund’s “Management” section, please disclose the date each portfolio manager will begin managing the Fund.
Response 12.    The disclosure has been revised accordingly.
PROSPECTUS - GUGGENHEIM S&P BSE MIDCAP SELECT INDIA ETF:
Comment 13.    The Staff notes that the Fund’s name includes the term “mid cap,” which suggests that the Fund focuses its investments in mid-capitalization securities. Please confirm that the Fund is in compliance with Rule 35d-1 under the 1940 Act.
Response 13.    The Trust confirms that the Fund is in compliance with the requirements of Rule 35d-1 to invest at least 80% of its assets in the type of security indicated by the Fund’s name. As currently disclosed in the “Principal Investment Strategies” section, the Fund, as an index fund that seeks investment results that correspond generally to the performance of its underlying index, has a policy to invest at least 80% of its total assets in common stocks that comprise the S&P BSE MidCap Select Index, which is an index comprised of mid-capitalization securities, and depositary receipts representing common stocks included in the Index. Accordingly, the Fund will invest at least 80% (and typically far more) of its total assets in mid-capitalization securities that comprise its Index.
Comment 14.    In the “Additional Information Regarding Investment Objectives and Strategies” section, please include the U.S. dollar equivalent denomination of “20 billion Indian Rupees” in parentheticals.
Response 14.    The disclosure has been revised accordingly.

Ms. Valerie Lithotomos August 10, 2017 Page 5

PROSPECTUS - GUGGENHEIM S&P BSE SENSEX INDIA ETF:
Comment 15.    Please supplementally explain what SENSEX is.
Response 15.    SENSEX, also known as the S&P BSE SENSEX, is the benchmark index of the Bombay Stock Exchange (BSE).
Comment 16.    The “Principal Investment Strategies” section states that “[t]he Index is designed to measure the performance of the 30 largest blue-chip companies across key sectors of the Indian economy that are listed for trading on BSE Ltd. (Bombay Stock Exchange) (“BSE”).” Please confirm whether the “largest blue-chip companies” are “large capitalization companies” and, if so, include “Large-Capitalization Securities Risk” in the “Principal Risks” section. In addition, please confirm whether the phrase “blue-chip” refers to other qualitative criteria employed by the Index Provider in constructing the Index and, if so, please include appropriate disclosure.

Response 16.    The Trust confirms that the “largest blue-chip companies” are “large capitalization companies” and has included “Large-Capitalization Securities Risk” in the “Principal Risks” section. For clarity, the Trust has deleted the term “blue chip.”
Comment 17.    In the “Principal Risks” section, please include, if applicable, the risks associated with the Fund investing in blue-chip companies that are not already reflected in risk disclosure regarding large capitalization companies.
Response 17.    The Trust respectfully acknowledges the comment and believes its risk disclosure regarding large capitalization companies is adequate.
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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

Sincerely,
/s/ Jeremy Senderowicz

Ms. Valerie Lithotomos August 10, 2017 Page 6

Jeremy Senderowicz